UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report: July 25, 2003

# NORTHWEST INDIANA BANCORP

(Exact name of registrant as specified in its charter)

| Indiana | 000-26128 | 35-1927981 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

9204 Columbia Avenue
Munster, Indiana 46321
(Address of principal executive offices) (Zip Code)

(219) 836-4400
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

# TABLE OF CONTENTS

**Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.**

(c) Exhibits.

| | |
|---|---|
| 99.1 | Earnings Release – Quarter Ended June 30, 2003 |
| 99.2 | Unaudited Consolidated Balance Sheets, Consolidated Statements of Income and Selected Financial Data — Quarter Ended June 30, 2003 |

**Item 9. The information in this Item 9 is being furnished on Form 8-K under Item 12.**

**Results of Operations and Financial Condition**

On July 25, 2003, NorthWest Indiana Bancorp issued a press release reporting its financial results for the quarter ended June 30, 2003. A copy of the press release and supplemental financial information are filed as Exhibits 99.1 and 99.2, respectively, to this report and are incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 25, 2003

NORTHWEST INDIANA BANCORP

By: /s/ David A. Bochnowski
_____

Name: David A. Bochnowski
Title: Chairman of the Board and
Chief Executive Officer

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INDEX TO EXHIBITS

| Exhibit Number | Description |
| --- | --- |
| 99.1 | Earnings Release – Quarter Ended June 30, 2003 |
| 99.2 | Unaudited Consolidated Balance Sheets, Consolidated Statements of Income and Selected Financial Data — Quarter Ended June 30, 2003 |

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